November 20, 2017

VIA EDGAR SUBMISSION

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:   Viskase Companies, Inc.

Offering Statement on Form 1-A

Filed September 25, 2017

File No. 024-10744

Dear Mr. Ingram:

On behalf of Viskase Companies, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M. Eastern Time on November 21, 2017, or as soon thereafter as is practicable.

*          *          *

Mr. Jay Ingram

November 20, 2017

I respectfully request that you call Thomas A. Monson, Esq. at (312) 840-8611 when the offering statement becomes qualified.

Sincerely,

/s/ Michael D. Schenker

Michael D. Schenker

General Counsel, Executive Vice President and Chief Administrative Officer

Viskase Companies, Inc.

cc:        Thomas A. Monson, Esq.